January 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Scot Foley

Re:	Celldex Therapeutics, Inc.
Registration Statement on Form S-3
Filed December 21, 2012
File No. 333-185647

Dear Mr. Foley:

On behalf of Celldex Therapeutics, Inc. (the “Company”), we are sending our response to the comment contained in the letter, dated January 3, 2013 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3 (Registration No. 333-185647) (the “Registration Statement”).  This letter accompanies the Company’s filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed are three courtesy copies of Amendment No. 1, which are marked to show changes from the Registration Statement as filed with the Commission on December 21, 2012.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.                                      On the cover page of your second prospectus and on page ATM-12, please identify Cantor Fitzgerald & Co. as an underwriter.

Response:

The Company revised its disclosure to identify Cantor Fitzgerald & Co. as an underwriter.

If you have any questions with respect to the foregoing, please feel free to call me at 212-204-8689.

Very truly yours,

/s/ Anthony Pergola

cc:  Daniel I. Goldberg, Reed Smith LLP